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EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use of our reports dated February 19, 2016 relating to the consolidated financial statements of Enerplus Corporation and its subsidiaries ("Enerplus") and the effectiveness of Enerplus' internal control over financial reporting appearing in this Annual Report on Form 40-F of Enerplus Corporation for the year ended December 31, 2015.

/s/ DELOITTE LLP Chartered Professional Accountants, Chartered Accountants

Calgary, Canada
February 19, 2016

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  EXHIBIT 99.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM